UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A. Announces Final Results and Payment Date for its Cash Tender Offer

August 6, 2024 — Buenos Aires, Argentina

Telecom Argentina S.A.

8.500% Notes due August 6, 2025

(CUSIP Nos. 879273 AT7 and P9028N AZ4; ISIN Nos. US879273AT79 and USP9028NAZ44)

Telecom Argentina S.A. (“Telecom”) announces the final results at the Expiration Time for its offer to purchase for cash (the “Offer”) up to U.S.$100,000,000 outstanding aggregate principal amount (reflecting, for the avoidance of doubt, any amortization) of its outstanding 8.500% Notes due August 6, 2025 (the “Notes”) from each registered holder, on the terms and subject to the conditions set forth in the offer to purchase dated July 8, 2024 (as amended by Telecom’s press release dated July 22, 2024, whereby Telecom announced an extension of Early Tender Offer Consideration, as it may be further amended or supplemented from time to time, the “Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

The Offer expired at 5:00 p.m., New York City time, on August 5, 2024 (the “Expiration Time”). The Payment Date is expected to be August 8, 2024, which is three business days after the Expiration Time.

The following table summarizes the aggregate principal amount of Notes validly tendered (and not validly withdrawn) in the Offer and accepted for purchase (subject to any required proration) as of the Expiration Time:

Description of Notes	CUSIP Nos.	Original Principal Amount Outstanding (1)	Principal Amount Tendered by the Expiration Time and Accepted for Purchase	Principal Amount Tendered Post Amortization Factor(2)

8.500% Notes due August 6, 2025	CUSIP No.: 879273 AT7 CUSIP No.: P9028N AZ4	U.S.$388,871,000	U.S.$58,382,000	U.S.$19,849,880

(1)	As of July 8, 2024. This amount does not reflect any amortizations or repurchases.

(2)	The original principal amount of Notes of U.S.$388,871,000 is subject to a variable amortization factor (the “Amortization Factor”) which is calculated in accordance with amortization payments made and expected to be made in accordance with the terms and conditions of the Notes. On or after August 6, 2024, the Amortization Factor is expected be 0.34 and the aggregate outstanding principal amount of the Notes is expected to be U.S.$132,216,140.

Telecom expects to pay an aggregate amount of U.S.$19,710,930.84 as tender consideration for the Notes accepted for purchase in the Offer. In addition to the tender consideration, Telecom expects to pay US$9,373.03 of accrued and unpaid interest in respect of all Notes accepted for purchase.

On August 6, 2024, Telecom made an amortization payment in the amount of U.S.$128,327,430 on the Notes, including those Notes validly tendered and accepted for purchase. Prior to this amortization payment, the outstanding principal amount of Notes reflecting any amortization was U.S.$260,543,570. Following this amortization payment, the outstanding principal amount of Notes reflecting any amortization is U.S.$132,216,140. Following the Payment Date, the outstanding principal amount of Notes reflecting any amortization will be U.S.$112,366,260.

Morrow Sodali International LLC acted as the information and tender agent (the “Information and Tender Agent”) for the Offer. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC, BBVA Securities Inc., BCP Securities, Inc., Latin Securities, S.A., Agente de Valores, and UBS Securities LLC are acting as dealer managers (the “Dealer Managers”) for the Offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offer was not made to holders in any jurisdiction in which Telecom was aware that the making of the Offer would not be in compliance with the laws of such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Telecom undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Information and Tender Agent for the Offer is:

Morrow Sodali International LLC

E-mail: telecomargentina@investor.morrowsodali.com
Offer Website: https://projects.morrowsodali.com/telecomargentina

In London 103 Wigmore Street W1U 1QS London Telephone: +44 20 4513 6933	In Stamford 333 Ludlow Street, South Tower, 5th Floor Stamford, CT 06902 Telephone: +1 203 658 9457

Any question regarding the terms of the Offer should be directed to the Dealer Managers.

The Dealer Managers for the Offer are:

Deutsche Bank Securities Inc. 1 Columbus Circle New York, New York, 10019 United States Attention: Liability Management Call Collect: (212) 250-2955 Toll-Free: (866) 627-0391	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States Attention: Latin America Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874	Santander US Capital Markets LLC 437 Madison Ave New York, New York 10022 United States Attention: Liability Management Call Collect: (212) 350-0660 Toll-Free: (855) 404-3636

BBVA Securities Inc.

1345 Avenue of the

Americas,

44th Floor

New York, New York

10105

United States of America

Attn: Liability Management

Collect: +1 (212) 728 2446

U.S. Toll Fee: +1 (800) 422

8692

Email:

liabilitymanagement@bbva

.com

BCP Securities, Inc. 289 Greenwich Avenue Greenwich, CT 06830 United States Attention: James Harper (203) 629-2186 Email: jharper@bcpsecurities.com	Latin Securities S.A. Agente de Valores Zonamérica Ruta 8, Km 17,500 Edificio M2, Ofic. 002 Montevideo, CP 91600 Uruguay Attention: m.sagaseta@latinsecurities. com.uy	UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019 Attention: Liability Management Group Call Collect: (212) 882- 5723 Toll Free: (833) 690-0971 Email: Americas- lm@ubs.com

Information relating to the Offer shall be available online at https://projects.morrowsodali.com/telecomargentina until the consummation or termination of the Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 6, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations